Exhibit (a)(1)(D)
Leap Wireless
Option Exchange Program
Frequently Asked Questions
1.	Why is Leap offering an Option Exchange program?

Part of our compensation philosophy is to provide key employees with long-term variable incentives to encourage them to contribute to and drive the success of the company over time. The long-term nature of these programs also provides an incentive for employees to maintain their employment with us and help us to achieve our business goals.

As a result of the recent volatility in the market price of Leap common stock, many of our employees hold stock options with exercise prices that are significantly higher than the recent trading prices of our stock, a situation often referred to as having options that are “underwater.” We believe that these underwater options have lost their long-term incentive and retention value. The Option Exchange program will enable us to restore a portion of the long-term incentive potential that the original options have lost, by allowing eligible employees to exchange eligible options for a lesser number of replacement options with a lower exercise price.

2.	I hold options with an exercise price less than $30 but greater than the trading price of Leap’s common stock. What happens to those options?

Options with an exercise price that is less than $30 but greater than the trading price of Leap’s common stock are not eligible to be exchanged in the Option Exchange Program. These options will remain outstanding and will retain their existing terms, exercise prices and vesting schedules.

3.	What about the options that I have that are already vested, but I have not yet exercised? Are those eligible for exchange?

All options with an exercise price of $30 or higher, whether they are vested or unvested, are eligible to be exchanged. An important point to note regarding vested options is that, if you participate in the Option Exchange program, the replacement options you will receive in exchange for your existing options will be completely unvested at the time of the new grant (whether or not your existing options are partially or wholly vested). The replacement options will vest over three years on the schedule set forth below in Question 4, and will only vest on each vesting date if you remain an employee of Cricket on such date.

4.	When will the replacement options vest and why is the vesting schedule different from the vesting schedule for other options?

The vesting schedule for the replacement options will be 25% on the first anniversary date of the grant, 25% on the second anniversary date of the grant, and the final 50% on the third anniversary date of the grant.

The vesting schedule for the replacement options is intended to give employees the benefit of vesting that is faster than our normal vesting schedule. The normal vesting schedule for options is a ratable four-year vesting period, during which the options vest 25% on each of the first four anniversary dates of the initial grant. The schedule for the replacement options accelerates the vesting process and pulls the fourth and final vesting year into the third year.

5.	Is everyone eligible to participate in the Option Exchange?

To be eligible to participate in the program, you need to be an employee of Cricket who holds vested or unvested stock options with an exercise price of $30 or higher. However, you must maintain your active employment throughout the duration of the exchange offer period in order to remain eligible to participate in the Option Exchange program.

Leap’s executive officers and directors, as well as consultants, former employees or other third parties who may hold stock options, are not eligible to participate in the Option Exchange.

6.	Can I choose to exchange some of my options but not all of them?

The election that you make during the option exchange period is an “all or nothing” election. This means that you may elect to exchange ALL of your eligible options or NONE of your eligible options. You cannot pick and choose which options to include in the exchange. If you elect to participate in the Option Exchange program, then all of your eligible options will be cancelled and replaced with a lesser number of replacement options.

7.	How was the number of replacement options granted determined and why is it smaller than the original number of options?

The number of replacement options that each employee who participates in the Option Exchange program will receive is based on an exchange ratio that is calculated individually for each and every stock option grant. To find out the exchange ratios that apply to your options, log into the Option Exchange website.

The exchange ratios are the result of a calculation that considers the exercise price and remaining term of the existing options and the closing price for Leap common stock on August 5, 2011, among other factors. The exchange ratios are intended to result in a fair value of the replacement options that, for accounting purposes, is approximately 50% of the fair value of the options that were surrendered for exchange. Based on the closing price of Leap common stock on August 5, 2011, the exercise price of the replacement options is anticipated to be significantly less than the exercise price of the options that are eligible for exchange. The “Exchange Simulator” tool on the Option Exchange website will allow you to model different hypothetical scenarios to see how potential movements in the price of Leap common stock could affect you if you decide to participate in the Option Exchange program.

8.	How do we know what the exercise price of the replacement options will be?

The exercise price of the replacement options will be the closing price of Leap common stock on the date of grant, which will be the expiration date of the Option Exchange Program.

9.	What is the benefit of having stock options?

Stock options have always been considered a key component of our compensation programs for employees at the director level and above. They provide a long-term variable incentive for key employees to drive the long-term success of the company. In addition, stock options are an effective retention tool, as they provide employees with an incentive to continue their employment with the company.

Stock options are beneficial because they have the potential to provide financial gain to the holder of the options when the share price rises above the exercise price. If the holder exercises the options and then sells the shares, he or she can recognize a gain equal to the difference between the share price and exercise price multiplied by the number of shares sold. As the differential between the share price and the exercise price grows, the holder has an even greater potential for financial gain.

10.	Is exchanging my options a taxable event?

Every employee’s financial and tax situation is different, so you should consult your financial or tax advisor prior to participating in the program. However, for employees in the United States, participating in the stock exchange program should not constitute a taxable event for federal income tax purposes. Income to an employee and the related tax liability will only be recognized when the options are exercised and again when the underlying shares are sold to the extent that the sale price exceeded the exercise price for the number of shares sold.

11.	How should I decide if I should exchange my options or not?

Each employee has to make his or her own decision about whether or not to participate in the Option Exchange program based on his or her own individual circumstances and after reviewing the offering materials and personalized information related to the stock options he or she currently holds on the Option Exchange website. These frequently asked questions, the formal “Offer to Exchange” document, the Guide to the Option Exchange Program and the other offering materials available on the Option Exchange website at www.leapstockoptionexchange.com, will provide information that should help in the decision-making process. You should consult with your financial, tax, and legal advisors if you have any questions regarding your personal situation or would like advice about whether or not to participate in the Option Exchange. Please note that no one from Leap or Cricket or any other entity related to this Option Exchange program is permitted to provide any advice, recommendation or additional information about the program.

12.	Am I eligible to receive future grants if I participate in the Option Exchange program?

We intend to continue to review our equity-based incentive programs from time to time. As a result of this review, we may decide to grant you additional equity incentives in the future, but any such grants are within our discretion.
The above are summary materials only. The Option Exchange program is governed by the Schedule TO filed with the Securities and Exchange Commission (“SEC”) on August 10, 2011, the Offer to Exchange and the related exchange offer documents. These documents are available online at no charge through the Option Exchange website (www.leapstockoptionexchange.com) or the SEC’s website (www.sec.gov). These materials set out the terms and conditions of, and provide further information about, the details regarding the Option Exchange program, and you should read them carefully and in full before making your election.